

October 1, 2014

RealD Inc.
100 N. Crescent Drive, Suite 200
Beverly Hills, California 90210
Attn: Michael V. Lewis, Chairman and Chief Executive Officer

cc: Board of Directors

Dear Michael,

As we discussed earlier today, Starboard Value LP, together with its affiliates (collectively, "Starboard", "we", or "our") is excited to submit the attached non-binding indication of interest to purchase all of the outstanding shares of RealD Inc. ("RealD", or the "Company") that we do not currently own at a price of $12.00 per share. This represents a premium of 29% over today's closing price of $9.27.

Over the past twelve months, we have conducted extensive due diligence on RealD based upon publicly available information. We have also learned a tremendous amount about the Company during our numerous conversations and site visits with you and your team. Although we share much of your excitement and enthusiasm about the future of the business, we also believe that, as a public company, RealD will not be best positioned to execute against these opportunities. The time frames and capital requirements needed to support many of the Company's growth initiatives appear to be well beyond what the public markets will bear. Further, with a challenged release schedule for 3D films, RealD's near-term financial performance may suffer. As such, we believe RealD would be far better positioned to execute on the opportunities at hand as a private company.

We believe that Starboard can be a good long-term partner for RealD given our deep knowledge of the technology markets as well as our expertise in strategic refocusing, improved operational execution, and more efficient capital allocation. Our goal would be to work with you and your team to design a go-forward business plan that balances the desire for revenue growth with the need for consistent and growing profitability. As a private company, we can also recapitalize the Company in a conservative manner that allows for significant improvements in returns on equity and invested capital.

Since going public over four years ago, shareholders of RealD have suffered a 42% decline in the value of their shares. This compares unfavorably to the Russell 2000, industry peers[1], and the proxy peer group[2] who were up 84%, 151%, and 52%, respectively, over that time frame.

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[1] Cinemark Holdings Inc., AMC Entertainment Holdings, Inc., Regal Entertainment Group, Carmike Cinemas Inc., National CineMedia, Inc., and IMAX Corporation.
[2] The proxy peer group consists of companies used in the Company's proxy to set executive compensation.

Shareholders are frustrated with this poor absolute and relative stock price performance. We, therefore, believe that shareholders will find our proposal to be attractive as it provides shareholders with immediate liquidity and an opportunity to maximize the current value of their investment with significantly less risk than the Company's standalone plan.

We urge you and the Board of Directors to seriously consider our proposal and we stand ready and willing to engage with you as soon as possible to discuss next steps. We look forward to working with you and the Board to secure a bright future for the Company by expeditiously negotiating a transaction that we believe will benefit everyone involved.

Best Regards,



Peter A. Feld
Managing Member
Starboard Value LP



STARBOARD VALUE®

October 1, 2014

RealD Inc.
100 N. Crescent Drive, Suite 200
Beverly Hills, California 90210
Attn: Michael V. Lewis, Chairman and Chief Executive Officer

cc: Board of Directors

Dear Michael,

Starboard Value LP, together with its affiliates (collectively, "Starboard", "we", or "our"), hereby proposes to acquire all of the outstanding shares of common stock of RealD Inc. ("RealD", or the "Company") that we do not already own at a price $12.00 per share in cash (the "Proposal"). As you know, Starboard owns 9.9% of the common stock of RealD, making Starboard one of the Company's largest shareholders.

Starboard is an investment management firm with current assets under management of approximately $3 billion. We have a twelve-year track record of producing excellent returns for our investors and partners by investing in undervalued companies and enacting changes that result in improved performance and value creation. Our principals and investment team have extensive experience and a successful record of enhancing value at portfolio companies through a combination of strategic refocusing, improved operational execution, more efficient capital allocation, and stronger management focus.

We believe that RealD shareholders will find the Proposal attractive as it provides for a meaningful premium to the current market price with significantly less risk than the Company's standalone plan. The Proposal represents a premium of approximately 29% over today's closing price of $9.27 per share and 26% over the volume-weighted average price of $9.56 per share since RealD last reported earnings on August 5, 2014. We are highly confident in our ability to finance the Proposal through a combination of equity and debt financing. We expect to use debt financing at conservative market-level terms pursuant to commitment letters to be entered into in parallel to the execution of the definitive transaction agreement. We have had preliminary conversations with debt financing sources and are highly confident in our ability to secure the necessary debt financing.

The Proposal is conditioned upon satisfactory completion of due diligence, the waiver of any Company anti-takeover provisions, the receipt of debt financing commitments, and the execution of a mutually acceptable definitive transaction agreement, which will contain customary conditions for a transaction of this type and size. Further, the all-cash Proposal is based on our expectation that the Company will continue to operate in the ordinary course of business and not take any actions that adversely affect the Company's latest balance sheet, and we reserve all rights accordingly.

Starboard is prepared to devote all necessary resources to completing this transaction, and we are confident that, with the Board of Directors' and management's cooperation, we will be in a position to execute a definitive transaction agreement on an expedited basis. To be clear, this letter is not intended to create a legally binding obligation, and no such obligation will exist unless and until a definitive transaction agreement is executed. Please feel free to contact me to discuss or clarify any aspect of the Proposal.

Best Regards,



Peter A. Feld
Managing Member
Starboard Value LP